UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25/A No. 1

NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-QSB [ ] Form 10-D [ ] Form N-SAR

[ ] Form N-CSR

For Period Ended: June 30, 2007

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: ZION OIL & GAS, INC.

Former Name if Applicable: Not Applicable

Address of Principal Executive Office: 6510 Abrams Rd., Suite 300

City, State and Zip Code: Dallas, TX 75231

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's Quarterly Report on Form 10-QSB for the three months ended June 30, 2007 could not be filed by the prescribed due date of August 14, 2007 because the registrant had not yet finalized its financial statements for the three month period and the review of those financial statements is ongoing. The delay is due in part to the transition in key personnel responsible for the preparation of the financial statements and accompanying disclosures. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before August 20, 2007.

Explanatory Note

This amended Form 12b-25/A No. 1 is filed to correct the Registrant's Form 12b-25 filed August 14, 2007 (the "Original Form 12b-25") to include certain text that was inadvertently omitted from the Original 12b-25 in the explanation provided in Part IV, Item 3.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Sandra Green 214-221-4610

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ X ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X ] No []

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three and six months ended June 30, 2006, the registrant had a net loss of approximately $510 thousand and $957 thousand, respectively. For the three and six months ended June 30, 2007, the registrant currently estimates that it had a net loss of approximately $9,355 thousand and $10,022 thousand, respectively. Results for the 2007 periods remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

This increase in net loss for the 2007 periods is primarily attributable to impairment charges related to the abandonment of the Ma'anit #1 well and the relinquishment of the Ma'anit-Joseph License in June 2007. To a lesser extent, the increase in net loss was also the result of increases in general and administrative expenses.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the six months ended June 30, 2007. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

ZION OIL & GAS, INC.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2007

By: /s/ Sandra Green

Sandra Green
Chief Accounting Officer, VP